UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

SJW Group

(Name of Subject Company)

Waltz Acquisition Sub, Inc.

a wholly owned subsidiary of

California Water Service Group

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

784305104

(Cusip Number of Class of Securities)

Lynne P. McGhee

Vice President and General Counsel

California Water Service Group

1720 North First Street,

San Jose, CA 95112

(408) 367-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Douglas Smith Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	Eduardo Gallardo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,418,659,446.75	$176,623.10

*                 Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $68.25, the per share tender offer price, by (b) the sum of (i) 20,594,486, the number of outstanding shares of SJW common stock plus (ii) 66,538, the number of shares of SJW common stock issuable upon vesting of SJW Restricted Share Units and SJW Performance Share Units, (iii) 7,000, the number of shares of SJW common stock deliverable pursuant to the terms of vested and deferred SJW Restricted Share Units and (iv) 118,195, the number of shares of deferred SJW Common Shares, including deferred SJW Common Shares with dividend equivalent rights convertible into deferred SJW Common Shares, deliverable subject to and upon the terms of applicable deferral elections. The foregoing share figures were based on the Agreement and Plan of Merger entered into among SJW, Connecticut Water Service, Inc. and Hydro Sub, Inc., dated as of March 14, 2018 filed with SJW’s Form 8-K filed on March 15, 2018 with the Securities and Exchange Commission and SJW’s Form 10-Q filed on May 8, 2018 with the Securities and Exchange Commission.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $176,623.10	Filing Party: California Water Service Group
Form or Registration No.: Schedule TO (File No. 005-36500)	Date Filed: June 7, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third—party tender offer subject to Rule 14d—1.

☐            issuer tender offer subject to Rule 13e—4.

☐            going—private transaction subject to Rule 13e—3

☐            amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 7, 2018 (as amended and supplemented, the “Schedule TO”) by California Water Service Group (“California Water”), and Waltz Acquisition Sub, Inc., a wholly owned subsidiary of California Water (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SJW Group (“SJW”), at $68.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”.  All capitalized terms here but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase and related Letter of Transmittal, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein.

Items 1 through 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth under the heading “Source and Amount of Funds” is hereby amended and supplemented by adding the following disclosure after the first paragraph on page 23:

As of the date hereof California Water has not entered into the Bridge Financing.

The information set forth under the heading “Conditions of the Offer” is hereby amended and supplemented by adding the following sentence at the end of the last sentence of the last paragraph of page 27 of the Offer to Purchase:

For the avoidance of doubt, the definition of “Legal Restraint” in this Offer is the same as that used in SJW’s merger agreement with CTWS.

The information set forth under the heading “Conditions of the Offer” is hereby amended and supplemented by adding the following disclosure after the second paragraph on page 28:

Notwithstanding anything to the contrary in the Offer, neither the State Regulatory Condition nor the HSR Condition will survive expiration of the Offer, such that they must be satisfied at or prior to the Expiration Date.

In addition, conditions (i), (ii), and (iii) will be satisfied or waived by California Water on or before the Expiration Date

The information set forth in the second to last paragraph on page 29 under the heading “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

The foregoing conditions are for the sole benefit of California Water, the Purchaser and their affiliates and may be asserted by us in our reasonable discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date.

If any of the conditions specified above occur and provide California Water with the right to terminate the Offer, we will promptly amend the Offer to indicate whether we will waive such condition and proceed with the Offer or terminate the Offer.  Subject to the foregoing sentence, (a) we expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer and (b) our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances.

The information set forth in the third paragraph on page 31 of the Offer to Purchase under the heading “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” is hereby amended and restated in its entirety as follows:

California Public Utility Commission Approval.  The California Public Utilities Code requires approval from the CPUC before a utility may sell the whole of its system, and before any person “shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in California.”  This provision would be applicable if shares representing a controlling interest in SJW are tendered to California Water.

If SJW cooperates in the filing, both California Water and SJW would jointly file an application for the Offer and the Proposed Merger.  The CPUC will review the transaction to determine whether the transaction will be “adverse to the public interest.”  If there are no third party protests, the CPUC could approve the matter within three to six months.  If there are protests, however, or if the proceedings are contentious, the time frame could be further extended.

If SJW does not cooperate in the filing, California Water would seek permission of the CPUC to file the application without SJW’s signature.  It is not guaranteed that the CPUC would allow California Water to do so, but the CPUC may want to consider California Water’s application, as the CPUC would likely be simultaneously reviewing an application to approve a merger between SJW and Connecticut Water Service, Inc. The CPUC could also consolidate SJW’s application for approval of its merger with Connecticut Water Service, Inc. with California Water’s application.

2

Public Utility Commission of Texas.  About the same time as California Water files an application with the CPUC, it will file an application for approval of the transaction by the TPUC.  The TPUC reviews transactions where any person acquires a controlling interest in a utility or a utility purchases voting stock in another utility doing business in Texas and where a utility is sold or merged with another.  California Water would give notice and file an application with the TPUC 120 days before the effective date of the stock purchase and SJWTX’s sale to California Water.  If the TPUC does not hold hearings on the purchase, it should be approved within 120 days.  If the TPUC does hold hearings, however, the approval period would likely be extended.

Neither the State Regulatory Conditions nor the condition around Legal Restraints will extend beyond the Expiration Date. Based on our assessment of developments between now and the Expiration Date, including SJW shareholder support of our Offer, we may in our discretion extend the Expiration Date to assure satisfaction of the State Regulatory Condition and absence of a Legal Restraint on the transaction as of the Expiration Date.

The information set forth in the first paragraph on page 32 of the Offer to Purchase under the heading “Miscellaneous” is hereby amended and restated in its entirety as follows:

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state where either the Purchaser or California Water is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by the Purchaser and California Water to comply with such statute.

In addition, in response to SJW’s rejection of the Offer, California Water issued a statement via press release reiterating its commitment to the proposed combination with SJW.  The foregoing press release is filed as Exhibit (a)(5)(ii) to this Amendment and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Index No.

(a)(5)(ii)	Press release issued by California Water on June 15, 2018.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2018

WALTZ ACQUISITION SUB, INC.

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

CALIFORNIA WATER SERVICE GROUP

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

(a)(1)(i)	*	Offer to Purchase dated June 7, 2018.

(a)(1)(ii)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	*	Summary Advertisement as published in The New York Times on June 7, 2018.

(a)(5)(i)	*	Press release issued by California Water on June 7, 2018.

(a)(5)(ii)		Press release issued by California Water on June 15, 2018.

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

* Previously Filed